Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER

SECTION 12 OF THE EXCHANGE ACT

 As of December 31, 2025, BRBI BR Partners S.A. (“BR Partners,” the “Company,” “we,” “us,” and “our”) had the following classes of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Units, each composed of one common share, no par value, and two preferred shares, no par value	--	Nasdaq Stock Market LLC[1]
Common Shares, no par value	--
Preferred Shares, no par value	--
American Depositary Shares, each representing four units (or a right to receive four units), each of which is composed of one common share, no par value, and two preferred shares, no par value, of BRBI BR Partners S.A.	BRBI	Nasdaq Stock Market LLC

1	Not for trading, but only in connection with the listing of the American Depositary Shares on the Nasdaq Stock Market LLC.

Our units, each composed of one common share, no par value, and two preferred shares, no par value, are listed on the Level 2 segment of the B3, under the symbol “BRBI11.” Our ADSs, each representing four units (or a right to receive four units), are listed on the Nasdaq Capital Market under the ticker symbol “BRBI.” As of December 31, 2025, we had 100,000,000 ADSs for issuance. We do not have any other equity securities outstanding apart from our units, common shares and preferred shares.

Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended December 31, 2025.

DESCRIPTION OF SHARE CAPITAL

As of the date of this annual report, our share capital totaled R$674.9 million, divided into 200,546,184 common shares and 114,440,928 preferred shares, fully subscribed, paid-in and without par value.

Moreover, under our bylaws, our capital stock may be increased to up to R$200,000,000, without amending our bylaws. Our board of directors must approve any capital increase within the authorized limit and our shareholders must approve any capital increase above the authorized limit.

Rights of Shareholders

Each of our common shares entitles its owner to one vote at our shareholders’ meetings. Holders of our preferred shares are not entitled to vote, except as specifically provided in Brazilian Corporations Law and in our Bylaws.

Brazilian Corporations Law provides that shares without voting rights or shares with restricted rights, including our preferred shares, will be granted unrestricted voting rights if the company ceases to distribute, for three consecutive fiscal years, any fixed or minimum dividend granted to these shares until the applicable distribution is made. Consistent with the Brazilian Corporations Law, our bylaws provide that an amount, equal to a minimum of 25% of our profit for any particular fiscal year, as adjusted pursuant to Articles 191 and 202 of the Brazilian Corporations Law, must be distributed as mandatory dividends.

Under the Brazilian Corporations Law, any change in the preferences or rights affecting the ownership of holders of preferred shares, or any change in the creation of a class of shares with priority over the preferred shares, must be approved by holders of common shares at a shareholders’ meeting, and any such resolution will only be effective upon its approval by the majority of holders of preferred shares at a special shareholders’ meeting. At any such special meeting, holders of preferred shares will vote as a special class.

The Brazilian Corporations Law grants to the holders of (1) preferred shares without voting rights (or with restricted voting rights), representing at least 10% of the total capital stock; and (2) common shares not held by controlling shareholders, representing at least 15% of the company’s voting capital, the right to elect one member of our board of directors and the respective alternate, as voted during an annual shareholders’ meeting. If none of the non-controlling holders of preferred shares or common shares attains the respective limits set out above, holders of preferred shares and of common shares, representing the quorum indicated in items 1 and 2 above, may combine their interest and appoint a member and his/her respective alternate. The rights specified in (1) and (2) above may only be exercised by those shareholders who prove that their combined shareholding remained unchanged during at least three months prior to the date of the annual shareholders’ meeting.

Our shareholders have certain rights that cannot be amended by our bylaws or at our annual shareholders’ meetings, including (1) the right to vote at shareholders’ meetings, in the case of holders of common shares; (2) the right to supervise the management of our business in accordance with the limits established by Brazilian Corporations Law; (3) the right to participate in the distribution of dividends and interest on own capital and in the distribution of any residual assets in the event of our liquidation; (4) preemptive rights in respect to the subscription of shares, or securities convertible into shares under certain circumstances; and (5) the right to withdraw from our Company in certain cases. In addition to these rights, our bylaws and the majority of our shareholders with voting rights may grant or remove additional rights.

Our shareholders are entitled to vote in respect of the following matters: (1) a corporate transformation, merger, consolidation or spin-off involving us; (2) the approval of any agreements executed between us and our controlling shareholders, acting directly or through any third party, or any companies with which our controlling shareholders are related, in those cases in which applicable law or our bylaws require such approval by a shareholders’ meeting; (3) the valuation of assets contributed to our capital stock, in a capital stock increase; (4) the appointment of a valuation company or institution to determine our economic value for the purposes of the aforementioned mandatory share purchase offers; and (5) amendments to or exclusions of provisions in our bylaws that eliminate or modify any of the requirements set forth in subsection 3.1 of the Nível 2 listing segment listing agreement.

THE UNITS

Our units consist of certificates of deposit issued by a unit depositary, pursuant to Article 43 of the Brazilian Corporations Law, and each represents one of our common shares and two of our preferred shares. Certain of our common and preferred shares have been deposited with the unit depositary, which in turn issued units and act as the registrar of the units.

Unit Depositary

Itaú Corretora de Valores S.A., or Itaú Corretora, acts as unit depositary and is responsible for the issuance, cancellation and registration of the units in accordance with the unit deposit agreement. In addition, Itaú Corretora manages our unit program and provides issuance and registration services to the unit holders.

Unit Registry Book

Our units are evidenced by electronic book entries in Itaú Corretora’s book entry system. Our units are issued by Itaú Corretora, in its capacity as the unit depositary, and, in general, will be deposited in a custody account maintained at the B3, the fiduciary holder of the units. Transactions carried out on the B3 are cleared within the B3, which administers the multilateral settlement of both financial obligations and transactions involving securities.

Ownership of the units is generally shown on, and transfer of the ownership of the units is generally effected through, records maintained by the B3 and is evidenced by the custodial account statement issued by the B3. No physical certificates evidencing units are issued or delivered to the unit holders. Any transfer of the units will generally be conducted through broker-dealers or institutions authorized to operate on the B3.

Itaú Corretora is the registered holder of our common shares and preferred shares. Itaú Corretora may make a list of unit holders available to us, the B3, the CVM and other regulatory agencies, if so requested.

Deposit and Withdrawal

Itaú Corretora will deliver the units upon the deposit of each of the securities to be represented by the units with it and payment of its fees and expenses and of any taxes or charges.

You may at any time surrender your units to the unit depositary for withdrawal of the deposited securities, subject to the payment of the fees described below. Upon payment of any required fees, including the cancellation fee (if applicable) and other processing fees, expenses and of any taxes or charges, such as stamp taxes or share transfer taxes, and subject to the provisions of the unit deposit agreement, the unit depositary will deliver the amount of deposited securities represented by those units to you or as you direct.

Dividends and Other Distributions to Unit Holders

Our unit holders are entitled to receive the economic benefits to which they would be entitled to receive if they were direct holders of our common shares and preferred shares, subject to the limitations provided under the unit deposit agreement.

Cash Dividends

Cash dividends are distributed by Itaú Corretora directly to the unit holders or through the B3, as the case may be, in reais in proportion to their respective unit holdings.

All cash distributions to the units holders are made by means of one of the following:

●	by the unit depositary to the B3, which will distribute the funds to the relevant brokerage firms, who will be ultimately responsible for distribution to the unit holders;

●	through crediting the accounts of unit holders held at Itaú Corretora;

●	using electronic banking; or

●	in person at a Itaú Corretora branch listed in the unit deposit agreement.

Distributions of Securities Represented by the Units

In case of distribution of shares, we will deposit such securities into the unit program and Itaú Corretora will issue and credit additional units representing such securities in favor of the holders of outstanding units in proportion to their respective unit holdings. In the event we distribute shares in amounts insufficient or inappropriate to permit the creation of new units, Itaú Corretora will (i) amend the units to represent the securities so distributed, if requested by us, or (ii) distribute directly to unit holders the shares so distributed, which shall be held by the unit holders outside the unit program.

Preemptive Rights

In the event that we offer preemptive rights to unit holders which, following the exercise thereof, would permit the creation of new units, each unit holder will have the right to instruct Itaú Corretora or its respective brokerage firm, as the case may be, to (i) subscribe for that holder’s proportionate share of those additional underlying securities and (ii) issue corresponding new units. In these cases, such unit holder must transfer to Itaú Corretora or its respective brokerage firm, as the case may be, the necessary funds required for the subscription of those additional units and pay the fees and applicable taxes in connection therewith.

In lieu of exercising their preemptive rights, unit holders may instruct Itaú Corretora to sell or transfer such rights to other unit holders or investors on the open market.

We cannot assure you that you will be able to timely exercise the preemptive rights in the same manner as an owner of record of the deposited securities.

Other Distributions

We may also make other types of distributions that are not described above to the unit holders, in which case Itaú Corretora will credit directly or indirectly, as the case may be, the unit holders’ accounts in proportion to their respective unit holdings or by any other means it determines to be equitable and practical. If, given the nature or type of asset being distributed, Itaú Corretora believes that it is unable to make such distributions proportionally, Itaú Corretora may elect to make such distribution through any procedure that it determines, at its discretion, is more equitable and appropriate. Itaú Corretora will not be held responsible if it considers any distributions to a unit holder illegal or not feasible.

Voting of Underlying Shares

Unit holders are entitled to exercise voting rights with respect to the deposited securities, pursuant to our bylaws and Brazilian Corporations Law. To exercise these rights, unit holders are required to provide voting instructions directly to Itaú Corretora, as the unit depositary, in accordance with the terms and conditions of the unit deposit agreement.

Itaú Corretora will arrange for you to be notified of our shareholders’ meetings, at which the underlying securities have voting rights, and will arrange to deliver our voting instructions form to you. In addition, Itaú Corretora will make available at its headquarters any additional materials relating to such meetings that we provide to Itaú Corretora. The voting instructions form will describe the matters to be voted on and explain how you may instruct Itaú Corretora to vote. For instructions to be valid, they must reach Itaú Corretora five business days in advance of the date of the applicable shareholders’ meeting. Itaú Corretora will try, to the extent practical, to vote the number of deposited securities represented by your units as you instruct and will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct Itaú Corretora to vote your underlying shares. In addition, Itaú Corretora and its agents are not responsible for failing to carry out voting instructions if such instructions are defective or are not received in time. This means that you may not be able to vote, and, unless you become a direct holder of the underlying shares, there may be nothing you can do if your shares are not voted as you requested.

Changes Affecting Underlying Shares

If a change in the underlying shares were to occur as a result of a change in the nominal or par value, a split-up, cancellation, consolidation or re-classification or other alteration of such securities or as a result of a recapitalization, reorganization, amalgamation, merger, consolidation or sale of our assets, the units will, to the extent permitted by law, represent the right to the property received or exchanged in respect of our common shares and preferred shares, as the case may be, underlying the units.

Unit Program Fees

Our unit program is governed by the unit deposit agreement. We must pay Itaú Corretora the certain fees to act as the unit depositary.

We will also be responsible for taxes or other governmental charges payable on the units or on the deposited securities underlying the units.

Amendment or Termination of the Unit Program

We may amend the unit deposit agreement without the consent of unit holders for any reason. However, if the amendment prejudices your material rights, including due to a material increase in costs and fees (with the exception of taxes, registration fees, transfer costs and similar expenses), such amendment will only come into full force and effect 30 days following the communication of such amendment to you.

In addition, at any time, we may replace the unit depositary with another unit depositary, or Itaú Corretora may resign from serving as the unit depositary, in each case without the consent of unit holders. In such cases, Itaú Corretora will cease to be the unit depositary upon the earlier of: (i) the appointment by us of a new unit depositary or (ii) 90 days following the communication of such amendment to you. See also “Item 3. Key Information—Risks Relating to the Ownership of ADSs and the Underlying Securities—The unit deposit agreement may be terminated.”

MEMORANDUM AND ARTICLES OF ASSOCIATION

Below is a brief summary of certain significant provisions of our bylaws and Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which is attached as an exhibit to this annual report) and to Brazilian corporate law.

Corporation Objectives and Purposes

Our corporate purpose is to hold equity interests in other companies and to manage our own assets, as provided in Article 3 of our bylaws.

Shareholders’ Meetings

Shareholders holding voting rights have the exclusive right, during an annual shareholders’ meeting, to review management’s account of corporate activities, approve our Audited Consolidated Financial Statements and to determine the allocation of our profit for the period and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our board of directors and the members of the fiscal council, if installed, are generally elected at the annual shareholders’ meetings. However, according to the Brazilian Corporations Law, they can also be elected at special shareholders’ meetings. At the request of holders of a sufficient number of shares, a fiscal council can be installed, and its members may be elected at any shareholders’ meeting.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings: (1) amend our bylaws; (2) elect and dismiss members of our board of directors and fiscal council; (3) review our management accounts and the Audited Consolidated Financial Statements prepared by our management; (4) issue debentures convertible into shares or secured by a security interest; (5) suspend the rights of a shareholder that has failed to comply with its obligations under applicable law or our bylaws; (6) appraise assets that a shareholder submits as payment for shares of our capital stock; (7) define the global compensation of the members of our board of directors and board of executive officers; (8) transform, consolidate, merge, spin off, dissolve and liquidate our Company, as well as elect and dismiss liquidators and approve the accounts submitted for liquidation; (9) authorize our management to file a petition for our bankruptcy or submit a request for our judicial or extra judicial restructuring; and (10) any other matter set forth by applicable law and our bylaws.

Quorum

As a general rule, the Brazilian Corporations Law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of our issued and outstanding voting shares on the first call and, on the second call, any number of voting shareholders. If our shareholders are called upon to amend our bylaws, the quorum required at the first call shall be shareholders representing at least two thirds of our issued and outstanding voting shares, and any number of shareholders on the second call.

Generally, the affirmative vote of shareholders representing at least a majority of the issued and then outstanding voting shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action; absences and blank votes are not taken into account for purposes of this calculation. However, the approval of shareholders representing at least 50% of our issued and outstanding voting shares is required for the approval of the following matters, among others: (1) creation of preferred shares or disproportional increase of any existing class in relation to other classes of shares, provided that the number of non-voting preferred shares cannot exceed two thirds of our capital stock; (2) changes in preferences or advantages, as well as in the redemption or amortization conditions attached to any class of preferred share, or the creation of a more favorable class; (3) reduction in the amount of our mandatory dividends; (4) our merger or incorporation; (5) our participation in a group of companies, as defined by the Brazilian Corporations Law; (6) change of our corporate purpose; (7) cancellation of our liquidation; (8) creation of beneficial parties (partes beneficiárias); and (9) our spin off or dissolution.

Notice to Shareholders

Brazilian Corporations Law requires that all of our general shareholders’ meetings be called by means of at least three publications in a widely circulated newspaper in the same state of our headquarters, as well as through our investor relations website at https://ri.brpartners.com.br/. The first notice must be published no later than 21 days before the date of the meeting on first call, and no later than 8 days before the date of the meeting on second call.

In addition, under certain circumstances, and at the request of any shareholder, the CVM may require that the first notice be published 30 days prior to a shareholders’ meeting. The CVM may also, upon the request of any shareholder, suspend for up to 15 days the process of calling for a particular extraordinary shareholders’ meeting in order to understand and analyze the proposals to be submitted at the meeting. In any event, notices of shareholders’ meetings must include the place, date, time and the agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of the proposed amendment.

Location of Shareholders’ Meetings

Our shareholders’ meetings take place at our headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,732, 28th floor, CEP 04538-132. The Brazilian Corporations Law allows our shareholders meetings to be held at a place other than our headquarters in the event of force majeure, provided that the relevant notice states clearly where the shareholders meeting will occur. CVM Resolution No. 81, dated March 29, 2002, or CVM Resolution 81/22, allows general shareholders’ meetings to be held virtually and to be considered as taking place at the headquarters of the company.

Who May Call Shareholders’ Meetings

Generally, our board of directors calls our shareholders’ meetings. However, shareholders’ meetings may also be called by: (1) any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days from the date set forth by applicable law or our bylaws; (2) shareholders holding at least 5% of our total capital stock, if our board of directors fails to call a shareholders’ meeting within eight days from the receipt of a request for such a meeting indicating the issues to be discussed and appropriate reasons; (3) shareholders holding at least 5% of our shares, if our board of directors fails to call a shareholders’ meeting within eight days as of the receipt of a request to call a meeting for the formation of the fiscal council; and (4) the fiscal council, if installed, if our board of directors delays calling the annual shareholders’ meeting. The fiscal council may also call a special shareholders’ meeting whenever there are important or urgent matters to be addressed.

Condition of Admission to Shareholders’ Meetings

Shareholders attending a shareholders’ meeting must produce proof of ownership of the shares which they intend to vote.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, who is our shareholder, one of our directors, an attorney or a financial institution. An investment fund must be represented by its manager. The power of attorney must comply with the requirements of article 126 of the Brazilian Corporations Law.

Remote Voting

Pursuant to CVM Resolution 81/22, the Company must receive a shareholder’s remote voting ballot (boletim de voto à distância) up to seven days prior to the applicable shareholders’ meeting. The Company will inform each shareholder, within three days of receipt of the remote voting ballot, whether the documents received are sufficient for the vote to be considered valid.

AMERICAN DEPOSITARY SHARES

Citibank, N.A. acts as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Banco Bradesco S.A., Cidade de Deus, S/N, Prédio Amarelo 1° andar, Vila Yara, Osasco, São Paulo, Brasil – CEP: 06029-900.

We have appointed Citibank as depositary bank pursuant to the ADS deposit agreement. A copy of the ADS deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the ADS deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-289116 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the ADS deposit agreement and not by this summary. We urge you to review the ADS deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the ADS deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, four (4) units that are on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-unit ratio by amending the ADS deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the ADS deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the ADS deposit agreement.

If you become an owner of ADSs, you will become a party to the ADS deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The ADS deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The ADS deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of units will continue to be governed by the laws of Brazil, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the units underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the units represented by your ADSs through the depositary bank only to the extent contemplated in the ADS deposit agreement. To exercise any shareholder rights not contemplated in the ADS deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the units in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable units with the beneficial ownership rights and interests in such units being at all times vested with the beneficial owners of the ADSs representing the units. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the ADS deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of Brazil.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Units

Whenever we make a free distribution of units for the securities on deposit with the custodian, we will deposit the applicable number of units with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the units deposited or modify the ADS-to-units ratio, in which case each ADS you hold will represent rights and interests in the additional units so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-units ratio upon a distribution of units will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new units so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the units received upon the terms described in the ADS deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional units, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the ADS deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new units other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

●	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

●	We fail to deliver satisfactory documents to the depositary bank; or

●	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional units, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the ADS deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the ADS deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Brazil would receive upon failing to make an election, as more fully described in the ADS deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, units or rights to subscribe for additional units, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary bank all of the documentation contemplated in the ADS deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

●	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

●	We do not deliver satisfactory documents to the depositary bank; or

●	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the ADS deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the units being redeemed against payment of the applicable redemption price. The depositary bank will convert into U.S. dollars upon the terms of the ADS deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Units

The units held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such units or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the ADS deposit agreement, represent the right to receive the property received or exchanged in respect of the units held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the ADS deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the units. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Units

Upon effectiveness of this registration statement, the units will be deposited by certain shareholders with the custodian.  Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the applicable shareholders.

After the effectiveness of this registration statement, the depositary bank may create ADSs on your behalf if you or your broker deposit units with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the units to the custodian. Your ability to deposit units and receive ADSs may be limited by legal considerations in the U.S. and Brazil applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the units have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of units, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

●	The units are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

●	All preemptive (and similar) rights, if any, with respect to such units have been validly waived or exercised.

●	You are duly authorized to deposit the units.

●	The units presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the ADS deposit agreement).

●	The units presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

●	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

●	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

●	provide any transfer stamps required by the State of New York or the United States; and

●	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the ADS deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the ADS deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Units Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying units at the custodian’s offices. Your ability to withdraw the units held in respect of the ADSs may be limited by law considerations in the U.S. and Brazil applicable at the time of withdrawal. In order to withdraw the units represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the units. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the ADS deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the units represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

●	Temporary delays that may arise because (i) the transfer books for the units or ADSs are closed, or (ii) units are immobilized on account of a shareholders’ meeting or a payment of dividends.

●	Obligations to pay fees, taxes and similar charges.

●	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The ADS deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the ADS deposit agreement to instruct the depositary bank to exercise the voting rights for the units represented by your ADSs. The voting rights of holders of units are described in “Item 10. Additional Information—A. Share Capital” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote (or cause the custodian to vote) the securities (in person or by proxy) represented by the holder’s ADSs as follows: the depositary will vote (or cause the custodian to vote) the securities represented by ADSs in accordance with the voting instructions received from the holders of ADSs. If the depositary does not receive voting instructions from a holder of ADSs as of the applicable ADS record date on or before the date established by the depositary for such purpose, such holder will be deemed, and the depositary will deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the securities represented by ADSs; provided, however, that no such discretionary proxy will be given by the depositary with respect to any matter to be voted upon as to which we inform the depositary that (a) we do not wish such proxy to be given, (b) substantial opposition exists or (c) the rights of holders of securities represented by ADSs may be adversely affected.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the ADS deposit agreement). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Amendments and Termination

We may agree with the depositary bank to modify the ADS deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the ADS deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the ADS deposit agreement if you continue to hold your ADSs after the modifications to the ADS deposit agreement become effective. The ADS deposit agreement cannot be amended to prevent you from withdrawing the units represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the ADS deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the ADS deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the ADS deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the ADS deposit agreement, the depositary bank may make available to owners of ADSs a means to withdraw the units represented by ADSs and to direct the depositary of such units into an unsponsored American depositary share program established by the depositary bank. The ability to receive unsponsored American depositary shares upon termination of the ADS deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the ADS deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The ADS deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

●	We and the depositary bank are obligated only to take the actions specifically stated in the ADS deposit agreement without negligence or bad faith.

●	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the ADS deposit agreement.

●	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in units, for the validity or worth of the units, for any financial transaction entered into by any person in respect of the ADSs or any Deposited Property, for any tax consequences that result from the ownership of, or any transaction involving, ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the ADS deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

●	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the ADS deposit agreement.

●	We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the ADS deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

●	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the ADS deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

●	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting units for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

●	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of units but is not, under the terms of the ADS deposit agreement, made available to you.

●	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

●	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the ADS deposit agreement.

●	No disclaimer of any Securities Act liability is intended by any provision of the ADS deposit agreement.

●	Nothing in the ADS deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

●	Nothing in the ADS deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the ADS deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the ADS deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the units from the ADS facility with respect to obligations or liabilities incurred under the ADS deposit agreement before the cancellation of the ADSs and the withdrawal of the units, and such limitations would most likely not apply to ADS holders who withdraw the units from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the units and not under the ADS deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the ADS deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the ADS deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

●	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

●	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

●	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The ADS deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of units (including units represented by ADSs) are governed by the laws of Brazil.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the ADS deposit agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE ADS DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE ADS DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

The ADS deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our units, the ADSs or the ADS deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the ADS deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.